

June 20, 2012

<u>Via E-Mail</u>
Jeffrey Rassas
Chief Executive Officer
Crown Dynamics Corp.
5400 Laurel Springs Pkwy
Suite 107
Suwanee, GA 30024

> **Re: Crown Dynamics Corp.**
> **Amendment no. 3 to Form 8-K**
> **Filed June 5, 2012**
> **File No. 333-169501**

Dear Mr. Rassas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The validity of the unpatented technology underlying the licenses…, page 8

1.   We note your response to prior comment 1; however this risk factor implies that you hold patents on "facet[s]" of your product other than the technology underlying the license. Please revise your disclosure throughout to clarify the extent to which you hold patents on your product.

Regulations, page 4

2.   We note your response to prior comment 3. Please revise to clarify your "initial procedure into undergoing FCC certification" and how you determined that your product will not require FCC approval. We note you also did not address FDA approval. Please revise to disclose whether you have begun the process of seeking FDA approval and

revise to describe how FDA approval would affect your business, including a detailed description of the approval process and timelines.

Our Sole Officer and Director owns a majority of the outstanding shares of our common stock…, page 7

3.   We note your response to prior comment 4. However, we note your references in this risk factor to the sale of common stock. Given that this is not a registration statement for the sale of securities, please revise.

Item 5.06 Change in Shell Company Status, page 25

4.   We note your response to prior comment 5; however please clarify to us specifically how your reference to "12 months after the Agreement is completed" complies with Rule 144(i)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Rassas
Crown Dynamics Corp.
June 20, 2012
Page 3

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Brian Cascio for

Amanda Ravitz
Assistant Director

cc (by e-mail): Luke C. Zouvas, Esq.
       Zouvas Law Group, P.C.